Exhibit 99.34

NWT URANIUM CONCLUDES SUCCESSFUL MEETINGS WITH VIETNAM ATOMIC ENERGY COMMISSION

Plans to enter Vietnam resource sector part of ongoing strategy to gain access to emerging markets

TORONTO, CANADA, April 21, 2009 – NWT Uranium (“the company, NWT Uranium or NWT”)(TSX VENTURE:NWT)(OTCBB:NWURF) announced today that it has completed the first week of talks with high-ranking Vietnamese government officials and is making excellent progress in its strategy to gain entry into the resource sector in the emerging market of Vietnam. NWT senior management met with a number of government officials from the Vietnam Atomic Energy Commission, including the Chairman, Prof. Dr. Vuong Huu Tan, and his delegation.

“We are very pleased with the progress that has been made over this past week in our meetings with the Vietnamese government,” said NWT Uranium CEO John Lynch. “The government has responded very favourably to NWT's interest in developing exploration and mining ventures in Vietnam and is very positive about our shared vision for the future of the Vietnamese mining and uranium sectors.”

The Vietnam Atomic Energy Commission presented NWT Uranium executives with a detailed roadmap of Vietnam's plan for developing uranium assets and atomic energy. NWT is currently exploring various opportunities that have been presented to the company in Vietnam, including potential joint venture partnerships in resource exploration and mining, as well as involvement in the energy sector.

“We continue to execute our business strategy of diversification and are excited about the opportunities that have been presented to us in Vietnam, which is a very promising emerging marketplace,” said Mr. David Subotic, Director of NWT Uranium.

NWT Uranium has been invited to meet government officials from other related ministries and plans to have these discussions in early May.

Vietnam is the second fastest growing economy in Asia after China and is enjoying growing levels of foreign direct investment in a diverse number of industries. The Vietnamese government has recently made substantial reforms to its mining laws, opening up significant opportunities for investment and exploration in the resource sector.

NWT Uranium Corp. (www.nwturanium.com) is an international resource exploration company with an experienced management team. Since its inception, NWT has concentrated on the acquisition of properties with uranium and gold prospects. NWT Uranium is listed on the NASD Bulletin Board under the symbol “NWURF” and the TSX Venture Exchange under the symbol “NWT.”

Investor contact – Nadir Mirza, NWT Uranium Corp, (416) 504-3978, nmirza@nwturanium.com